Issuer Free Writing Prospectus Dated June 6, 2022 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Dated May 25, 2022 Registration Statement No. 333 - 248684

Forward - Looking Statements This presentation includes statements that are, or may be deemed, “forward - looking statements“ . In some cases, these forward - looking statements can be identified by the use of forward - looking terminology, including the terms ”believes,” “estimates,” “anticipates,” “ expects ” ,“ ”plans,“ intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words . They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the locksets markets in US, Canada and China , the prospects of the global mechanical and smart lockset market . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industries in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the preliminary prospectus contained in the registration statement on Form F - 1 (File No . 333 - 248684 ) initially filed with the Securities and Exchange Commission (the “SEC”) on September 9 , 2020 , as amended thereafter, for our proposed initial public offering (the "Registration Statement") . In addition, even if our results of operations, financial conditions and liquidity, and the development of the industries in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law . You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our businesses and any forward - looking statements . The trademarks and its symbols used herein are the properties of their respective owners . Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data . We obtained this information and statistics from third - party sources . We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available . 2

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares of Intelligent Living Application Gro up Inc. (the “Company”) and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this pres ent ation relates and may be accessed through the following web link: https : //www . sec . gov/Archives/edgar/data/ 1814963 / 000110465922064680 /tm 2216895 d 1 _f 1 a . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Network 1 Financial Securities, Inc . , 2 Bridge Ave, Suite # 241 , Red Bank, NJ 07701 , or by calling + 1 (852) 2481 7938 , or contact Intelligent Living Application Group Inc . , via email : IR@i - l - a - g . com . 3

Offering Summary Issuer Intelligent Living Application Group Inc. Security Ordinary Shares Nasdaq Capital Market Symbol ILAG Shares Outstanding Prior to Completion of Offering 13,000,000 Ordinary Shares Shares Offered 5,060,000 Ordinary Shares* Post - Offering 18,060,000 Ordinary Shares* Price Range Per Share $5* Gross proceeds, net of underwriting discount but before expenses $ 23 , 402 , 500 * Use of Proceeds (i) approximately $ 5 million to set up new subsidiary or representative office in the United States ; (ii) approximately $ 4 million to establish production facility( ies ) outside China ; (iii) approximately $ 6 million for working capital purposes in our Hong Kong operation, including but not limited to sales and marketing expenses, and research and development expenses of smart locks, smart security and internet of things (IoT) products ; (iv) the remaining will be used to increase the registered capital of our manufacturing facility in China for capital expenses and working capital . * Underwriter Network 1 Financial Securities, Inc. * All terms stated herein are proposed terms See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 4

| Company Overview

ILAG

- **ILAG is one of the top premium lockset manufacturers in Hong Kong.**
- **We have obtained an ISO 9001 certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI.**
- **We have earned a reputation for manufacturing premium residential locksets since early 80's.**

Proven Track Record	Sustainable Revenue	Profitable Business	Global Market
40+ Years in Business	$12.54M in FY2021 $11.22M in FY2020	GP: 10.5% In FY2021 and 14.1% in FY2020	USA Canada

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

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Corporate Structure Intelligent Living Application Group Inc. ( R egistered in Cayman Islands) Intelligent Living Application Group Limited ( R egistered in BVI) Kambo Hardware Limited ( R egistered in HK) Kambo Locksets Limited ( R egistered in HK) Bamberg (HK) Limited ( R egistered in HK) Hing Fat Industrial Limited ( R egistered in HK) Dongguan Xingfa Hardware Products Co., Ltd. ( R egistered in PRC) 6 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Frederick Wong, CFO Mr. Wong has almost 30 years’ experience in accounting, internal control, financial control and capital markets. He has served as an officer and on the board of directors for several Hong Kong listed companies. Mr. Wong is a CPA of Hong Kong, CPA of Canada, CPA of Australia and fellow member of Hong Kong Institute of Taxation. Errol Hui, VP of Engineering Mr. Hui is p rimarily responsible for the product development, product management and continuous enhancement of production management as well as corporate strategies . Tony Zhong, VP of Finance Mr. Zhong has over 10 years of experience in accounting, internal control, financial control, SEC reporting and capital markets. Since 2011, Mr. Zhong has been the Vi ce President of Finance of SGOCO Group, Ltd. (NASDAQ: SGOC). He started his career with KPMG in Beijing. Mr. Zhong is a Chartered Global Management Accountant and is also a Fellow of the chartered institute of Management Account ants, a Fellow of the institute Public Accountant (Australia) and a Fellow of the Insti tute of Financial Accountants (UK) . Bong Lau, CEO Mr. Lau has over 20 years of extensive experience in managing door security hardware businesses. He collaborates with large and small partners geographically to build solid distribution networks and Implement marketing and business expansion strategies. Bun Lau, COO Mr. Lau joined ILA in 2005 and has over 15 years of working experience in the door security hardware industry. He graduated from The University of Alberta majoring in Decision Information System and Management. Wynn Hui, CTO Mr. Hui has over 50 years’ experience in factory production specializing in manufacturing plastic, metal and electronic products in the security hardware industry. He is also a managing director of a subsidiary of ILAG. 7 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Bong Lau, Chairman Mr. Lau has over 20 years of extensive experience in managing door security hardware businesses. He collaborates with large and small partners geographically to build solid distribution networks and implement marketing and business expansion strategies. Wynn Hui , Executive Director Mr. Hui has over 50 years’ experience in factory production specializing in manufacturing plastic, metal and electronic products in the security hardwa re industry. He is also a managing director of a subsidiary of ILAG. Jochem Koehler, Independent Director Mr. Koehler has over 30 years of experience of global sourcing and supply chain operations with specific expertise in developing product commercialization, cost and margin optimization programs, efficient supply chains and sustainable global sourcing platforms and strategies. He worked as a senior director of global sourcing for MNS & Fortune 500 companies (UTC / PUMA / Dollar General) since 2000s. He is a director and partner of Tak Sang (Sze’s) Co Ltd and is a managing Partner of Oculas Virtual Manufacturing Limited since 2007 Monique Ho , Independent Director Ms .Ho is a marketing savvy director who has over 20 years of solid experience in media. She is the founder and Chief Executive Officer of Toppa Media Savvy Limit ed (TMS) listed on the Stock Exchange of Hong Kong under OOH Holdings Limited (Stock Code: 8091.HK). Ms. Ho is also the co - founder of an online fashion media ztylez.com . In her early years after graduation with a Bachelor of Science Degree from California State University , Los Angeles, Ms. Ho was appointed as a junior. Marketing Officer at Cable News Network (CNN) in its Asia Pacific Headquarter in Hong Kong from 1999 to 2000 . Carina Chui, Independent Director Ms. Chui has over 16 years of finance and accounting experience from accounting, auditing and corporate financial management . She has served as the chief financial officer of Numiracle Group Limited since January 1, 2014. She is a fellow member of the Hong Kong Institute of Certified Public Accountants and The American Institute of Certified Public Accountants. 8 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Our Business IoT (Sm art H ome )** *Original Design Manufacturer ** Under Research and Development See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Manufacturing Traditional Distribution & eCommerce ODM* Supplier Mechanical Locks Smart Locks** 9

Our average a nnual revenue from locksets and related products is 100 % from the US and Canad a markets in 2021 . Canada 10 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Production Lines S tamping and Cutting D ie C asting P olishing A ssembling, Quality Control S urface P rocessing Keying Machines, Testing Section Mo lding Section 11 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Product Snapshots 12 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

| Products Functions

ILAG

Deadbolts – are used for front doors and doors which may require an additional security from a deadbolt, combined in a lockset. It can be locked by a thumb-turn from the inside or by a key from the outside.



Entry locksets – are used for bedrooms, front doors, and back doors. It can be locked by a thumb-turn from the inside or by a key from the outside.



Privacy locksets – are used for restrooms or dressing rooms. It can be locked from the inside with a thumb turn for privacy, and it can be unlocked from the outside using a tool, a screwdriver for example, rather than a key.



Passage locksets – are used where doors do not need to lock. There is no key and no lock function.



Storeroom locks - are used for storerooms. It should always be locked from the outside and a key is used to open the door. When the key is removed, the door is locked from the outside again. There is no lock/unlock the door from the inside.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

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Products – Customized Keying Keyed Alike (KA) - Each cylinder is keyed alike. It means that every lock can be opened by the same key. This is useful in an area where a limited number of keys is required, such as a residential unit area with storage closets or common rooms that only need one key combination . Keyed Different (KD) - Each cylinder is keyed different. It means that each lock is operated by a unique key. A key used at one door cannot be used to open other doors. Construction Keyed (CK) - A construction key is needed when contractors need entry to a building during construction. When new homes are under construction, a contractor will provide a general key to carpenters, painters, and other contractors. This allows easy access to several homes without requiring different keys, and prevents duplication and later entry into the homes once a homeowner moves in. Once construction is complete, the owner’s keys will block further access by the contractors. Master Keyed (MK) - Each cylinder has its own individual key which cannot open other locksets in the system and all locksets in the system can be opened by one master key. A master keyed system is useful where someone requires a higher level of access authority, such as the building owner. 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Summary of Production Lines 1 2 3 4 5 6 Company Labor Force: 300+ In - house Processes: 100% Die Casting Machines Auto - Machining machines Auto - Polishing Machines Powder Coating Lines 100% in - house Design and Process Certifications : • ISO9001 • ANSI Grade 2 & 3 All as of the date of this presentation See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 15

Our Strategies » We constantly adjust our procurements based upon our updated production requirements and protocols that are designed to reduce our manufacturing costs and overhead, and to improve our profit margin . By designing our own automated production lines and controlling our raw material waste, we have managed to lower our labor cost and cost of raw materials . We plan to implement an enterprise resources planning system (“ERP”) to further improve our manufacturing controls and enhance the efficiency of our production processes . We maintain this procurement philosophy to enhance our profit margin . » We will conduct trial marketing of our self - branded products in Asia Pacific, especially South - east Asia in addition to our current main markets in US and Canada . Also, we have commenced direct sales . We believe we can make some minor alterations for molds to fit the standards of the different markets . » We will seek to further develop the markets in southeast Asia as well as to increase sales to Chinese mass consumers such as builders and developers of office buildings, residential housing, apartments and hotels . We will also seek to mitigate the potential risks of production delays by establishing more efficient production procedures, such as increasing the level of automation, using new production methods and expanding production facilities outside China . » We seek to maintain high quality, fine craftsmanship and efficient procurement . We are committed to designing and making affordable high - quality locksets . In order to better achieve customer satisfaction and meet customer demands, we will continue to utilize our R&D and design abilities to introduce new products and achieve and maintain lean production practices to decrease our product cost and increase competitiveness . » We will seek to strengthen cooperation plans with our strategic partners and e - commerce channels for further growth . » To meet increasing consumer needs for smart locks and smart home products, we will leverage our over four decades of experience, customer relationship and reputation in the mechanical lockset industry, to launch smart locks and smart security as upcoming diversified products . . 16 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Financial Highlights (For the Years Ended December 31) $11,220 $12,544 - $1,015 - $1,387 -2,000 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 2020 2021 Thousands USD Revenue and Net Income * Revenue Net Income* $1,578 $1,312 14.1% 10.5% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2020 2021 Thousands USD Gross Profit and Gross Margin Gross Profit Gross Margin Note: * Net income represents Net profit (loss) 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Further Development – Smart Home Security • A smart security system is a security system that can monitor door sensors, remote CCTV and control door locks from an authorized device using a wireless protocol and a cryptographic key, or eventually, as a part of Internet of Things (IoT), the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other internet - enabled devices and systems, which will alert the users based upon pre - set conditions. • Research and development of smart locks: We have been working on smart locks functions, communication protocols, available designs and have internally worked out a general solution plan including mechanical and electronic parts but still need to further develop the software related parts for such locks which will require external help. • We will leverage our over four decades of experience, customer relationship and reputation in the mechanical lockset industry, to launch smart locks and smart security as upcoming diversified products. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 18

Industry Overview According to Global Mechanical Locks Market Research Report: Forecast to 2025, by Market Research Future, global mechanical lock market had projected a Compound Annual Growth Rate (“ CAGR ”) of 4.95% for the period from 2016 - 2025. North America market had projected a CAGR of 4.71% for the same period. It is projected that the market will reach a size of US$9,425.95 million in 2025 globally (North America market size is projected to be US$2,435.98 million, about 25.8%) . For that 4.95% of CAGR, Grade 2 and Grade 3 lockset, our key product types, contributes 5.23% and 4.58% respectively. Region 2016 2017 2018 2019 2024 2025 CAGAR (2019 - 2025) North America 1,628.01 1,696.59 1,769.90 1,847.79 2,320.65 2,435.98 4.71% Europe 1,791.74 1,868.89 1,949.99 2,036.87 2,570.76 2,700.88 4.82% Asia - Pacific 1,558.20 1,635.92 1,717.96 1,806.16 3,357.73 2,493.51 5.52% Latin America 787.75 825.38 865.39 908.02 1,168.77 1,232.94 5.23% GLOBAL MECHANICAL LOCKS MARKET, BY REGION USD MILLION, (2016 - 2025) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 19

Market Overview • According to Global Smart Locks Market Research Report by Technavio Global Smart Lock, the global smart lock market was valued at $ 8 , 829 million in 2018 and is expected to grow to $ 17 , 450 million by 2023 . Source: TECHNAVIO - Global Smart Lock Market See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 20 $8,829.04 $11,741.58 $14,064.39 $16,009.67 $16,836.05 $17,450.10 2018 2019 2020 2021 2022 2023 Global Smart Lock Market (millions )

Our Opportunity Source : TECHNAVIO - Global Smart Lock Market & Market Research Future - Global Mechanical Locks Market Research Report Total Addressable Market by 2023 L arge Addressable Market with Increasing Demand US$25.98 Billion US$8.53 Billion US$17.45 Billion Mechanical Lock Market by 2023 Smart Lock Market by 2023 US$1.49 Billion US$2.89 Billion US$4.15 Billion Grade 1 Mechanical Lock Market by 2023 Grade 2 Mechanical Lock Market by 2023 Grade 3 Mechanical Lock Market by 2023 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 21

Contact At the Company Intelligent Living Application Group Inc. Bong Lau CEO Email: bonglau @i - l - a - g.com Address: Unit 02, 5/F, Block A, Profit Industrial Building, Kwai Fung Crescent, Kwai Chung, N.T., Hong Kong Underwriter Network 1 Financial Securities, Inc. Adam Pasholk Managing Director Email: adampasholk@netw1.com Tel:+1 - 732 - 758 - 9001 Address: 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, USA 22

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